AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

05006328

82-34639

SEC#82-5258

28 February 2005

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2005
179
WASH. D.C.

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 28 February 2005.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

3/14

AGENiX

Company Announcement

Agenix sale of Milton Pharmaceuticals settles

28 February 2005

Biotechnology company Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] advises that settlement of the sale of its Milton Pharmaceuticals subsidiary took place earlier today.

Agenix announced on 17 February 2005 that it had sold Milton to a purchaser who intends to relocate the business to Victoria.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

SEC#82-5258

24 February 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 24 February 2005.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

AGENIX

Company Announcement

24 February 2005

Agenix half year results

Biotechnology company Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] has confirmed the result it flagged to the market last week for the half year to 31 December 2004 when announcing the sale of its Milton Pharmaceuticals subsidiary.

Last week Agenix announced that it had sold Milton, freeing management and financial resources to build Agenix's molecular imaging pipeline. Agenix announced at the time that, excluding Milton's operational result and the effect of the sale, it would have recorded a net loss after tax of $3.9 million. Milton contributed an operational loss of $0.6 million and there was an additional $1.5 million balance sheet write down as a result of the sale.

The total loss of $6.0 million compared to a loss of $2.1 million in the previous corresponding period.

Agenix Managing Director, Mr Don Home, said the operational results were in line with expectations.

"AGEN made excellent progress in strengthening international strategic alliances for its Human and Animal Health businesses during the first half," Mr Home said. "This work is ongoing and is expected to continue to increase sales revenue.

"For example, this month saw the first shipment of blood clot diagnostic antibodies to Biosite Inc in the US as a result of an agreement signed during the first half of the year. Given the lead times for scaling up production and development for the Animal and Human diagnostic products we have made an investment for product development, sales, marketing and operations in Agen in anticipation of signing of a new distributor in Animal Health and the growth expected through the new global relationship with Inverness Medical. We are monitoring this closely and if the growth does not look imminent then we will scale back those areas to a level consistent with the business at that time."

"ThromboView®, Agenix's lead molecular imaging product, has met all clinical and regulatory milestones to date and is generating significant anticipation from thrombosis experts around the world as it enters Phase II trials in the US and Canada."

A June 2004 independent report into ThromboView®'s commercialisation plan and financial model projected peak annual sales for the technology of $570 million.

R&D expenditure on ThromboView® increased slightly in the half-year from $2.2 million to $2.3 million. Full year expenditure is forecast to be $7 million. Agenix expects to conclude a sales, marketing and distribution deal for ThromboView® within the next 12 months.

Cash resources as at 31 December 2004 were $11.5 million, including $9.8 million in unused bank facilities. The disposal of Milton is expected to increase Agenix's cash resources by $6 million by 30 June 2005.

"ThromboView® is an extension of the thrombosis diagnostic products we have been developing to detect blood clots for 20 years, and with the sale of Milton we are free to concentrate on capturing the enormous possibilities offered by molecular imaging," Mr Home said.

Molecular imaging involves the detection and treatment of the molecules that cause disease, and is attracting considerable global attention as a major new field of medicine.

ThromboView® uses Agenix's patented antibody to image blood clots present as deep vein thrombosis (DVT) and pulmonary embolism (PE), and is on schedule to be the first technology in the world to accurately image DVT and PE in a single test.

The clinical, regulatory and commercial skills acquired to develop ThromboView® will be used by Agenix to develop a pipeline of similar high value molecular imaging products.

.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com

AGENIX

AGENIX LIMITED

(ABN 58 009 213 754)

APPENDIX 4D

HALF YEAR REPORT
FOR THE SIX MONTHS
ENDED 31 DECEMBER 2004

Reporting period: Six months ended 31 December 2004 Previous corresponding period: Six months ended 31 December 2003		
Results for announcement to the market		**$ 000**
Revenues from ordinary activities	Down 21.4 % to	15,063
Profit (loss) from ordinary activities after tax attributable to members	Down 187.8 % to	(5,992)
Net profit (loss) for the period attributable to members	Down 187.8 % to	(5,992)
Net tangible asset backing per ordinary share ($) - current period		0.03
Net tangible asset backing per ordinary share ($) - previous corresponding period		0.15

Dividends	Amount per security	Franked amount per security
Interim dividend - current reporting period	nil	nil
Interim dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2004 and it is not expected that it will pay a dividend in the year ended 30 June 2005.

Explanation of results

A brief explanation of the above results is set out in the review of operations section of the attached Directors' report.

AGENIX LIMITED

CONDENSED GENERAL PURPOSE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
31 DECEMBER 2004

The Board of Directors of Agenix Limited has pleasure in submitting its report in respect of the financial half year ended 31 December 2004.

Directors

The names of the directors in office during or since the end of the half year are:

Ravindran Govindan	(Non-executive Chairman - from 7 December 2004 ; previously Executive Chairman)
Donald Home	(Managing Director)
Wong Fong Fui	(Non-executive director)
Myles Davey	(Non-executive director)
Neil Leggett	(Finance Director - appointed 7 December 2004)

All directors held their position as a director throughout the entire half year and up to the date of this report, unless specified otherwise above.

Principal activities

The principal activities of the consolidated entity during the half year were:

- Research, development, manufacture and sale of veterinary and medical diagnostic products and technologies;
- Manufacture and sale of pharmaceutical and nutraceutical products;
- Biotechnology research and development; and
- Manufacture and sale of biochemicals.

There were no significant changes in the nature of the principal activities during the half year.

Results

The consolidated net loss of the consolidated entity for the half year was $5,992,000 (2003 : $2,082,000) after income tax.

Review of operations

The results of the consolidated entity consisted of:

$ 000	Current period				Previous period
	AGEN Biomedical	Milton Pharmaceuticals	Agenix/ Corporate	Total Agenix group	Total Agenix group
Revenue from ordinary activities	9,200	5,646	217	15,063	19,160
EBITDAR	722	(1,199)	(1,727)	(2,204)	1,233
Net profit/(loss) after tax	(2,073)	(2,076)	(1,843)	(5,992)	(2,082)

The information below is intended to provide a brief explanation of the financial results for the half-year ended 31 December 2004.

1. Revenue

AGEN Biomedical (Medical Diagnostics segment)

	Current Period $'000	Previous Period $'000
Sales (using 31 Dec 2003 AUD:USD exchange rate)	7,956	7,306
Effect of increasing AUD:USD exchange rate	(373)	-
	7,583	7,306
Royalties and licenses	1,001	1,378
START Grant	440	441
Other	176	270
	9,200	9,395

- Sales revenue based on comparable exchange rates increased by 8.9%.
- Sales revenue after effect of the rising AUD:USD exchange rate increased by 3.8%. The negative effect of a rising AUD:USD exchange rate on revenues was at least partially offset by a reduction in the cost of USD outlays.
- US animal health diagnostic product sales to US distributor Vedco have exceeded budget. Discussions continue with US distributors regarding extending US distribution.
- Sales of animal health diagnostic products in Japan were below the prior period due to supply related issues but are expected to return to normal levels in the 2005/06 financial year as shipments have recommenced.

- Revenue from royalties and license fees will continue to decline as patents around the D-dimer antibody expire between now and December 2005. However, royalties and license fees are currently running ahead of budget and sales of antibodies are expected to increase as the uniqueness of the Agen 3B6 D-dimer antibody continues to be recognised by the diagnostic industry and additional license and supply agreements are completed.
- Second half sales revenue for AGEN is forecast at $9 million and second half revenue from royalties and licenses is expected to be $0.8 million.

Milton Pharmaceuticals (Pharmaceuticals segment)

	Current Period $'000	Previous Period $'000
Sales	5,613	9,253
Other	33	28
	5,646	9,281

- Sales declined by $3.6 million or 39.3%.
- The previously advised cessation of manufacture of scheduled products resulted in sales declining by $1.8 million compared to the previous corresponding period.
- Sales of weight management products declined by $1.1 million.
- As announced to the Australian Stock Exchange on 17 February 2005, Milton has been sold to a Victorian-based private company. The sale settles on 28 February 2005.

2. Expenditure

Agen Biomedical

- **Expenditure related to operations**

Expenses in the first half of this year are $0.9 million above the corresponding period last year. The primary areas of increased expenditure have been in non ThromboView® related R&D, sales and marketing and operations. Approximately $0.5 million has been spent in developing non ThromboView® related products for both the human and animal health businesses and a further $0.2 million in sales and marketing efforts, principally supporting the conversion of the distribution for our Simplify D-dimer product to Inverness Medical. The investment in operations ($0.3) million has been made in anticipation of the additional distributor being appointed in the US and the lead time required to bring the plant up to capacity. An additional $0.3 million was paid in royalties during this period, primarily to Inverness Medical.

The expenses in non-ThromboView® R&D, sales and marketing and operations will be reviewed during the second half of 2004/05 and reduced if product sales do not increase as anticipated. Royalties will be reduced progressively over the next 12 months as the animal health range of products are transferred to Inverness Medical for manufacture.

- **Research and development expenditure**

	Current Period $'000	Previous Period $'000
R&D – ThromboView®	2,347	2,243
Less: START Grant revenue	(439)	(441)
	1,908	1,802
Other R&D	409	398
	2,317	2,200

- Expenditure in the first half year has been below budget due to:
  - a decision to defer the payment of a deposit for the manufacture of Phase III clinical trials material for cash management reasons (this has no effect on the timing of ultimate project completion).
  - a slight delay in the recruitment of patients for the Phase II DVT clinical trials in the US and Canada as the Christmas period interrupted the meeting processes of ethics committees at clinical trial sites (this is temporary and will have no effect on the timing of ultimate project completion).

- We have previously forecast full year expenditure on ThromboView® of $9 million. We now expect this to be approximately $7 million due to the phasing of payments for clinical trials and manufacturing deposits. These delays and payment initiatives have no effect on the timing of ultimate project completion.
- We have previously advised that we expect to conclude a sales, marketing and distribution deal for ThromboView® within the next 12 months.

Milton Pharmaceuticals

- Administration and sales support costs were lower than the previous corresponding period due to the lower level of sales.

3. Balance Sheet

- Net assets have declined by $5.6 million which represents the net loss for the half-year of $6.0 million offset by $0.4 million in additional capital obtained as a result of employees exercising options granted under the company's employee option plan.

- The decline in net assets is primarily reflected in the increase in non-current interest bearing liabilities by $6.1 million. This represents further drawdowns on the $20 million bank bill facility that we have with the Commonwealth Bank of Australia. The undrawn facility as at 31 December 2004 was $9.8 million.

4. Cash Flow

Summarised below are the movements in cash and the bank bill facility:

Cash on Hand

	$'000	$'000
Cash on hand as at 30 June 2004		3,227
Net operating cash outflow for the half-year		
- relating to ThromboView®	(2,387)	
- less START Grant	1,072	
	(1,315)	
- other	(4,527)	
		(5,842)
		(2,615)
Capital expenditure (net)		(2,135)
		(4,750)
Proceeds from borrowings		6,150
Proceeds from exercise of employee options		334
Cash on hand as at 31 December 2004		1,734

Bank Bill Facility ($20 million with Commonwealth Bank of Australia)

Undrawn facility as at 30 June 2004	16,000
Drawdowns in this half-year	(6,150)
Undrawn facility as at 31 December 2004	9,850
Total Funds Available as at 31 December 2004	11,584

- The main item of capital expenditure during the half-year was the acquisition of AGEN Biomedical's leasehold premises at Acacia Ridge which provides control over the whole site used by AGEN for manufacturing. This was at a cost of $1.5 million.
- Milton consumed cash of $150,000 in the half-year.
- Excluding expenditure on ThromboView®, AGEN is forecast to be cash positive in the second half-year. This will be after making the final payments for license fees of $1 million. These license fees were expensed in full for accounting purposes in the 2003/04 financial year.

- The sale of Milton is forecast to generate cash of $6 million by 30 June 2005, after payment of redundancies and the sale of property.
- We are forecasting cash and unused bank facilities as at 30 June 2005 of approximately $9 million.

Auditor Independence Declaration

The directors acknowledge receipt of a declaration of Auditor Independence, which is reproduced on page 19 of the half year financial statements.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

Donald Home
Managing Director
23 February 2005

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated 31-Dec 2004 $ 000	31-Dec 2003 $ 000
Sales revenue	2	13,387	16,757
Cost of sales		(7,923)	(9,941)
Gross profit		5,464	6,816
Royalties and licenses	2	1,001	1,378
Other revenues from ordinary activities	2	675	1,025
Distribution expenses		(498)	(622)
Marketing expenses		(2,653)	(2,813)
Legal fees re Synbiotics patent matter		(252)	(913)
Occupancy and administration expenses		(3,709)	(3,101)
Cost of improvements to manufacturing and regulatory infrastructure and processes		(661)	(395)
Research and development expenses		(2,756)	(2,641)
Borrowing costs expense		(307)	(146)
Amortisation of patents, licenses and brand names		(385)	(304)
Write-down of assets to recoverable amounts - Milton Pharmaceuticals	3 (a)	(1,101)	-
Write-off of plant and equipment - AGEN		(328)	-
Other expenses from ordinary activities		(242)	(227)
Loss from ordinary activities before income tax expense		(5,752)	(1,943)
Income tax expense relating to ordinary activities	4	(240)	(139)
Loss attributable to members of Agenix Limited		(5,992)	(2,082)
Total revenues, expenses and valuation adjustments attributable to members of Agenix Limited and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners attributable to members of Agenix Limited		(5,992)	(2,082)
Dividend paid during the half year	5	-	-
Basic earnings/(loss) per share (cents per share)		(3.8)	(1.3)
Diluted earnings/(loss) per share (cents per share)		(3.8)	(1.3)
Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share		156,897,926	155,193,494

The accompanying notes form an integral part of this Condensed Statement of Financial Performance

AGENIX LIMITED
CONDENSED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2004

	Note	Consolidated 31-Dec 2004 $ 000	30-Jun 2004 $ 000
Current assets			
Cash assets		1,734	3,227
Receivables		5,413	5,887
Inventories		4,495	4,473
Other		823	659
Current assets		**12,465**	**14,246**
Non-current assets held as current assets for sale	7 (c)	4,311	-
Total current assets		**16,776**	**14,246**
Non-current assets			
Property, plant and equipment		6,747	7,934
Intangible assets		5,927	8,973
Deferred research and development costs		2,490	2,490
Deferred tax assets		946	1,256
Other		347	717
Total non-current assets		**16,457**	**21,370**
Total Assets		**33,233**	**35,616**
Current liabilities			
Payables		6,224	8,818
Interest bearing liabilities		153	175
Provisions		1,058	929
Total current liabilities		**7,435**	**9,922**
Non-current liabilities			
Interest bearing liabilities		10,150	4,115
Provisions		133	337
Deferred tax liabilities		890	960
Total non-current liabilities		**11,173**	**5,412**
Total Liabilities		**18,608**	**15,334**
Net Assets		**14,625**	**20,282**
Equity			
Contributed equity		37,583	37,248
Accumulated losses		(22,958)	(16,966)
Total Equity		**14,625**	**20,282**

The accompanying notes form an integral part of this Condensed Statement of Financial Position

AGENIX LIMITED

CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Consolidated	
	31-Dec 2004 $ 000	31-Dec 2003 $ 000
Cash flows from operating activities		
Receipts from customers	14,564	17,009
Payments to suppliers, employees and others	(18,593)	(19,399)
Payments relating to ThromboView® project	(2,387)	(2,514)
START grant	1,072	631
Income tax paid	(97)	(144)
Interest received	16	125
Borrowing costs	(317)	(98)
Net GST paid	(100)	(201)
Net operating cash flows	**(5,842)**	**(4,591)**
Cash flows from investing activities		
Payments for property, plant, equipment and other assets	(2,166)	(672)
Proceeds from sale of property, plant and equipment	31	26
Net investing cash flows	**(2,135)**	**(646)**
Cash flows from financing activities		
Repayment of borrowings	-	(20)
Proceeds from borrowings	6,150	-
Proceeds from issue of shares on exercise of options	334	562
Buy back of unmarketable parcels of shares	-	(31)
Net financing cash flows	**6,484**	**511**
Net increase/(decrease) in cash held	(1,493)	(4,726)
Cash at the beginning of the financial period	3,227	9,476
Cash at the end of the financial period	**1,734**	**4,750**

The accompanying notes form an integral part of this Condensed Statement of Cash Flows

Note 1. Basis of preparation and statement of significant accounting policies

The half year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.
It is recommended that this report be read in conjunction with the annual financial report as at 30 June 2004 and any public announcements made by Agenix Limited and its controlled entities during the half year ended 31 December 2004 in accordance with the continuous disclosure obligations of the Corporations Act 2001 and the Australian Stock Exchange

(a) Basis of accounting

These condensed general purpose consolidated financial statements have been prepared for the half year ended 31 December 2004 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

The going concern basis of accounting contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities. This half-year financial report adopts the going concern basis, except in as far as the proposed sale of wholly-owned subsidiary Milton Pharmaceuticals Pty Ltd, announced on 17 February 2005, provides additional information in relation to the realisable value of assets of that subsidiary as at 31 December 2004.

The directors believe that the company and the consolidated entity continue to be going concerns and that they will be able to pay their debts as and when they fall due for a period of 12 months from the date of signing this financial report due to the following:

- As at 31 December 2004 the consolidated entity had net assets of $14.6 million. At the same date, the market capitalisation of the company was $77.1 million.

- The consolidated entity at 31 December 2004 had $11.6 million in funds at its disposal consisting of cash of $1.7 million and an unused bank bill facility of $9.8 million. (The bank facility is subject to annual review each December and six-monthly compliance with bank covenants. The next annual review is set for 31 December 2005 and the two year evergreen term has been extended to 31 December 2006.)

- Agenix Limited announced on 17 February 2005 that the sale of Milton Pharmaceuticals was expected to generate approximately $6 million in cash by 30 June 2005, after the payment of redundancies and the sale of the company's property.

- The consolidated entity EBITDAR (Earnings before Interest, Tax, Depreciation, Amortisation and Research & Development) following the sale of Milton Pharmaceuticals is forecast to be cash positive until 30 June 2006.

- The ThromboView® project has go/no go decision points throughout the project and, theoretically, at any point where the project was not considered viable, future expenditure would not be required. The directors believe that the company and consolidated entity have adequate financial resources to fund the forecast cost of Phase II clinical trials for both DVT (deep vein thrombosis) and PE (pulmonary emboli). The directors will continually evaluate the timing of cost requirements for manufacture of material and commercialisation of ThromboView®. In this respect, Agenix has announced its expectation that it will enter into a sales, marketing and distribution agreement for ThromboView® within the next 12 months, when the results of the Phase II trials have become apparent. The directors believe that any such agreement will include milestone payments and/or assistance with costs to bring ThromboView® to market.

- Agenix has the ability to sell non-core assets.

- As a listed public company, Agenix has the ability to raise capital from its shareholders or other investors at short notice. The directors have always considered the raising of capital to fund the ThromboView® clinical trial programme as the least attractive alternative from a capital management perspective and in order not to dilute the holdings of existing shareholders. However, the directors have passed a resolution undertaking to raise capital in circumstances either where proposed ThromboView® project contractual commitments could not otherwise be paid for after other funding sources have been fully explored, or not to do so would result in delays in the progress of the ThromboView® project. The directors also resolved to raise capital in conjunction with any expansion to the company's product pipeline should no other funding source be available.

(b) Details of reporting periods

The current reporting period is the half year ended 31 December 2004. For the statements of financial performance and cash flows, the previous corresponding period is the half year ended 31 December 2003. For the statement of financial position, the previous corresponding date is 30 June 2004.

Note 2. Revenues from ordinary activities

Profit from ordinary activities is after crediting the following revenue:

		Consolidated	
	Note	31-Dec 2004 $ 000	31-Dec 2003 $ 000
(a) Revenue from operating activities			
Revenue from the sale of goods		13,387	16,757
Revenue from royalties and licenses		1,001	1,378
Total revenues from operating activities		**14,388**	**18,135**
(b) Revenue from non-operating activities			
Profit on disposal of non-current assets	3	-	27
Interest from other corporations		16	128
Grants and development funding		440	441
Net realised foreign exchange gains	3	-	13
Net unrealised foreign exchange gains	3	-	94
Rental income		25	107
Other revenue		194	215
Total revenues from non-operating activities		**675**	**1,025**
Total revenues from ordinary activities		**15,063**	**19,160**

Note 3. Expenses and losses/(gains)

Write-down of assets to recoverable amounts - Milton Pharmaceuticals	(a)	1,101	-
Depreciation and amortisation		984	976
Disposal of non-current assets loss/(gain)		328	(27)
Net realised foreign exchange loss/(gain)		-	(13)
Net unrealised foreign exchange loss/(gain)	(b)	154	(94)
(a) Write-down of assets to recoverable amounts - Milton Pharmaceuticals			
- write-down of brand names - Milton Pharmaceuticals		691	-
- write-down of plant and equipment - Milton Pharmaceuticals		305	-
- write-down of stock - Milton Pharmaceuticals		105	-
		1,101	-
(b) Net unrealised foreign exchange loss/(gain)			
- conversion of US dollar bank accounts	(i)	139	319
- conversion of US dollar receivables and payables		(31)	68
- options and forward exchange contracts	(ii)	45	(603)
- other		1	122
		154	**(94)**

(i) This unrealised loss relates to the conversion of the US dollar bank accounts to Australian dollars at the spot rate at 31 December 2004 to comply with Australian accounting standards. The funds in the US dollar bank account are intended to be used to pay US dollar outgoings in future periods.

(ii) The contracts were settled after 31 December 2004 for a realised gain of $22,000.

Note 4. Income tax expense / (benefit)

	Consolidated 31-Dec 2004 $ 000	Consolidated 31-Dec 2003 $ 000
Write-off of deferred tax asset relating to timing differences due to impending sale of Milton Pharmaceuticals	370	-
Realisation of tax losses not previously brought to account	(130)	-
Write-off of deferred tax assets related to tax losses	-	139
	240	**139**

Note 5. Dividends paid on ordinary shares

	Consolidated 31-Dec 2004 $ 000	Consolidated 31-Dec 2003 $ 000
Dividends paid during the half year relating to the	-	-
Franked dividends (cents per share)	-	-

Note 6. Ratios

	Consolidated 31-Dec 2004 $ 000	Consolidated 30-Jun 2004 $ 000
Net tangible assets per ordinary security	$ 0.03	$ 0.06

Calculated as net assets less intangible assets less outside equity interests in those assets over the total number of shares on issue

(b) Other ratios

	Consolidated 31-Dec 2004 $ 000	Consolidated 31-Dec 2003 $ 000
Profit/(loss) before tax / revenue	(38.2) %	(10.1) %

Calculated as profit from ordinary activities before related income tax expense as a percentage of total revenue

Profit/(loss) before tax / equity interests	(39.3) %	(6.0) %

Calculated as net attributable profit to members of the company as a percentage of equity attributable to members

Note 7. Discontinuing operations

(a) Discontinuance of the Milton Pharmaceuticals operations

On 17 February 2005, Agenix announced to the Australian Stock Exchange that it had signed a sale agreement to dispose of its Milton Pharmaceuticals subsidiary. Settlement will take place on 28 February 2005.

Milton Pharmaceuticals is reported in Note 9 - Segment information as the group's Pharmaceuticals operation. Further details of the sale agreement are contained in Note 10 - Subsquent events.

Note 7. Discontinuing Operations (continued)

(b) Financial performance information

The financial performance of the Milton Pharmaceuticals operations for the half year ended 31 December 2004 is as follows

	31-Dec 2004 $ 000	31-Dec 2003 $ 000
Revenues from ordinary activities	5,646	9,281
Expenses from ordinary activities (including borrowing costs)	(6,251)	(8,308)
Profit/(loss) from ordinary activities before income tax (expense)/benefit	(605)	973
Income tax (expense)/benefit relating to ordinary activities	-	-
Profit/(loss) from ordinary activities after income tax (expense)/benefit	**(605)**	**973**

(c) Asset disposals

The carrying amounts of total assets to be disposed of as at 31 December 2004 are as follows

	31-Dec 2004 $ 000	30-Jun 2004 $ 000
Current assets	3,902	3,652
Non-current assets held as current assets for sale	4,311	-
Non-current assets	-	6,022
Total assets	**8,213**	**9,674**
Current liabilities	12,256	1,986
Non-current liabilities	-	9,654
Total liabilities	**12,256**	**11,640**
Net assets	**(4,043)**	**(1,966)**

(d) Milton Pharmaceuticals operation cash flows during the year

The net cash flows attributable to Milton Pharmaceuticals for the half year ended 31 December 2004 are as follows

	31-Dec 2004 $ 000	31-Dec 2003 $ 000
Net operating cash flows	245	469
Net investing cash flows	(207)	(225)
Net financing cash flows	150	-
Net cash inflows/(outflows)	**188**	**244**

Note 8. Contingent asset

In April 2003, the Therapeutic Goods Administration recalled all batches of medicines that had been manufactured by Pan Pharmaceuticals ("Pan"). This impacted Agenix's Milton Group as two Milton products were being manufactured by Pan.

The Milton Group expensed $782,000 in the year ended 30 June 2003 and expensed a further $16,000 in the year ended 30 June 2004 associated with the recall of products.

Milton's insurers have denied liability under existing insurance policies due to the nature of the recall.

To date we have received $30,000 from the liquidators.

However, the liquidators of Pan have advised that there is ultimately likely to be a distribution to unsecured creditors of Pan of between 17 cents and 47 cents in the dollar of debt owed.

Until further details become available, during the the Pan liquidation, no asset has been recognised in the accounts.

Note 9. Segment reporting

	Medical Diagnostics		Pharma-ceuticals		Molecular Biology		Elimination		Consolidation	
	2004 $ 000	**2003 $ 000**	**2004 $ 000**	**2003 $ 000**	**2004 $ 000**	**2003 $ 000**	**2004 $ 000**	**2003 $ 000**	**2004 $ 000**	**2003 $ 000**
Revenue										
Segment revenue	9,200	9,395	5,646	9,281	191	198	-	-	15,037	18,874
Unallocated revenue									26	286
Total revenue									15,063	19,160
Results										
Segment result	(1,995)	(1,793)	(1,706)	973	87	85	-	-	(3,614)	(735)
Unallocated									(2,138)	(1,208)
Consolidated profit / (loss) before income tax									(5,752)	(1,943)
Income tax (expense) / benefit									(240)	(139)
Net profit / (loss)									(5,992)	(2,082)

The segment result for the Pharmaceuticals segment in the half-year to 31 December 2004 consists of:

	$'000
Loss from ordinary activities before income tax	(605)
Write-down of assets to recoverable amount	(1,101)
	(1,706)

Note 10. Subsequent events

On 17 February 2005 the company announced to the Australian Stock Exchange that it had sold its Milton Pharmaceuticals Pty Ltd subsidiary to a private Victorian-based company. The purchaser intends to relocate the business to Victoria.

The sale settles on 28 February 2005.

Under the sale agreement, the buyer will be acquiring all the shares in Milton Pharmaceuticals Pty Ltd. The following are the key impacts of the transaction:

- Production will be progressively transferred by the buyer, with the process to be completed by mid-June 2005.
- A sum of $600,000 will be withheld at settlement as a retention against regulatory compliance during the transfer process, payable by the buyer in monthly instalments of $200,000 each. The final instalment is due for payment shortly after 31 May 2005.
- The sale does not include the Carole Park property on which the manufacturing facility is located. Agenix intends to immediately market this property for sale.
- Agenix assumes responsibility for the leasehold premises in which the administration and warehouse operations are currently based. A sub-tenant will be sought for this property in consultation with the landlord.
- Agenix is responsible for any employee redundancy costs. However, the buyer intends offering employment and relocation assistance to many Milton employees.

Note 10. Subsequent events (continued)

As a result of this transaction, an assessment was made of the carrying value of Milton assets as at 31 December 2004 and those assets have been written down by $1,471,000 as follows:

Disclosed in the Statement of Financial Performance as write-down of assets to recoverable amounts – Milton Pharmaceuticals

Brand names	691,000
Plant and equipment	305,000
Stock	105,000
	1,101,000

In Statement of Financial Performance as income tax expense / (benefit)

Deferred tax asset	370,000
	1,471,000

It is forecast that this transaction will result in approximately $6 million in cash being generated. The precise amount depends on the extent of redundancies, value of stock, debtors and creditors at completion date, proceeds from the sale of property, ability to obtain a subtenant for leasehold premises, and other such variables.

Note 11. Impact of adopting AASB equivalents to IASB standards

Agenix Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian Equivalents of International Financial Reporting Standards (AEIFRS). The group has allocated appropriate resources to analyse and record the AEIFRS impact and to coordinate the transition. As at 30 June 2005 the group shall have completed its AEIFRS compliant opening balances. In accordance with the transition standard AASB 1047, the financial impact AEIFRS, and the group will prepare its fully AEIFRS compliant financial report for the half-year ended 31 December 2005. Set out below are the key differences in accounting policies that are expected to arise from adopting AEIFRS.

Intangible Assets
Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy. Although all research and development costs are currently expensed, the previous policy allowed for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. This policy has resulted in $2,490,000 being carried foward as an asset in the form of deferred research and development costs. Under the new policy, all research costs will be written off.

Share based payments
Under AASB 2 Share Based Payments, the group will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes
Under AASB 112 Income Taxes, the group will be required to use a balance sheet liability method, which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

There is also a potential tax accounting impact associated with the transitional provisions of AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards" in relation to the tax base of the group's brand names. The transitional provisions of AASB 1 could result in the group's brand names having a zero tax base, creating a circumstance where a deferred tax liability may need to be recognised through opening retained earnings on adoption of AEIFRS. The group is currently evaluating the implications of this potential impact to determine what affect it will have on the group's Balance Sheet.

Impairment of Assets
Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy, which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

DIRECTORS' DECLARATION

The directors declare that:

(a) the condensed financial statements and associated notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half year endedon that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable and the companies and the parent entity who are party to the deed of cross guarantee, will together be able to meet any obligations or liabilities to which they are, or may become subject to by virtue of the deed of cross guarantee.

This statement has been made in accordance with a resolution of directors.

Donald Home
Managing Director
Brisbane
23 February 2005

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Independent review report to members of Agenix Limited

Scope

The financial report and directors' responsibility

The financial report comprises the condensed statement of financial position, condensed statement of financial performance, condensed statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Agenix Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the director's of the company a written Auditor's Independence Declaration a copy of which is included in the Director's Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Agenix Limited and the entities it controlled during the period is not in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the period ended on that date; and
- (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Winna Irschitz
Partner
Brisbane
23 February 2005

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

Auditor's Independence Declaration to the Directors of Agenix Limited

In relation to our review of the financial report of Agenix Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Irschitz
Partner
21 February 2004

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).